HINDALCO
ADITYA BIRLA GROUP

Ref: AJJ:ADS:108:2004 Date:- 5th January, 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.

Attn:- International Corporate Finance

Dear Sir,

As per Clause 36(7) and other relevant Clause of the Listing Agreement, it is hereby informed to all the Stock Exchanges that the Delhi Stock Exchange Association Limited, New Delhi vide its letter dated December 26, 2003 has informed the Company that it has delisted the Equity shares of the Company from its Stock Exchange w.e.f. December 29, 2003 pursuant to the application made by the Company to it for voluntary delisting of its Equity shares.

Kindly display the same on the Exchange's Notice Board.

Thanking you,

Yours faithfully,
For Hindalco Industries Limited

ANIL J. JHALA
JOINT-PRESIDENT (Treasury) &
Company Secretary

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 5662 6666 • Fax : 2422 7586 / 2436 2516 • Email : ajjhala@adityabirla.com
(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 5691 7000 • Fax : 5691 7001 • E-mail : share@hindalco.com)
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107